Filed Pursuant to Rule 433
Registration Statement No. 333-213477

Supplementing the Preliminary Prospectus
Supplement dated September 7, 2016
(To Prospectus dated September 2, 2016)

$400,000,000 x
Dr Pepper Snapple Group, Inc.
2.550% Senior Notes due 2026

Final Term Sheet

September 7, 2016

Issuer:	Dr Pepper Snapple Group, Inc.
Size:	$400,000,000
Expected Ratings (Moody's / S&P)*:	Baa1 / BBB+
Trade Date:	September 7, 2016
Settlement Date (T+7):	September 16, 2016
Maturity Date:	September 15, 2026
Interest Payment Dates:	Each March 15 and September 15, beginning on March 15, 2017
Coupon (Interest Rate):	2.550%
Price to Public (Issue Price):	99.676%
Yield to Maturity:	2.587%
Benchmark Treasury:	UST 1.500% due August 15, 2026
Benchmark Treasury Price and Yield:	99-21; 1.537%
Spread to Benchmark Treasury:	1.05% (105 basis points)
Make-Whole Call:	T+15 basis points (prior to June 15, 2026)
Par Call:	On or after June 15, 2026
Change of Control:
Upon the occurrence of a “Change of Control Triggering Event,” the Issuer will be required, unless it has exercised its right to redeem the Notes, within a specified period, to make an offer to repurchase all Notes at a price equal to 101% of the principal amount, plus any accrued and unpaid interest to the date of repurchase.

Denominations:	$2,000 x $1,000
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
BOK Financial Securities, Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
MUFG Securities Americas Inc.
Rabo Securities USA, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
CUSIP/ISIN:	26138EAU3 / US26138EAU38

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefor on or about September 16, 2016, which is the seventh business day following the date hereof (such settlement cycle being referred to as "T+7"). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next four succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, by calling J.P. Morgan Securities LLC at (212) 834-4533, or by calling Morgan Stanley & Co. LLC toll-free at (866) 718-1649.